EXHIBIT 99.1

Ero Copper to Host Exploration Technical Session on March 10, 2022

VANCOUVER, British Columbia, March 08, 2022 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) (the “Company”) is pleased to announce that it will host an exploration technical session on Thursday, March 10, 2022 at 12:00pm Eastern time (9:00am Pacific time) to provide an update on progress under the Company's ongoing exploration programs as well as exploration objectives for 2022. Session presenters will include:

  Makko DeFilippo, President
  Mike Richard, Chief Geological Officer
  Pablo Mejia, Vice President, Exploration
  Filipe Porto, Director, Brazil Exploration
  Eduardo Oliveira, Geology Manager
  Francisco Tomazoni, Senior Geologist

The Company intends to host semi-annual exploration technical sessions going forward in an effort to enhance context around the Company's exploration programs. The presentation materials reviewed during the March 10th session will be posted to the Company's website, and the webinar will be available for replay for 90 days.

WEBINAR DETAILS

Date:	Thursday, March 10, 2022
Time:	12:00pm Eastern Time (9:00am Pacific Time)
Webinar Link:	https://wsw.com/webcast/canaccord/20220310/2251820 (replay available for 90 days)

ABOUT ERO COPPER CORP

Ero Copper Corp is a high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. (“MCSA”), 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, where the Company currently mines copper from the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. (“NX Gold”) which owns the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov).

ERO COPPER CORP.

/s/ David Strang	For further information contact:
David Strang, CEO	Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com